UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    (Amendment No. __3__)*

               Precision Optics Corporation, Inc.
      ______________________________________________________
                        (Name of Issuer)

               Common Stock, $ .01 Par Value
      ______________________________________________________
                 (Title of Class of Securities)

                         740294103
               ____________________________________
                         (CUSIP Number)
     Austin W. Marxe, 153 East 53rd Street, New York, NY 10022
                    (212) 207-6500
      ______________________________________________________
     (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                         April 28, 2000
     _________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
I(b)(3) or (4), check the following box --_.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                         SCHEDULE 13D
CUSIP No.740294103                   Page  2  of 10 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Fund III, L.P.
     F13-3737427
     MGP Advisers Limited Partnership *
     F13-3263120
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS*   00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER   See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse

 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 478,100 (includes 128,600 warrants)
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*
----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.9
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IV/IA
----------------------------------------------------------------
* AWM Investment Company, Inc., a Delaware corporation is the General Partner of this entity.






                    SCHEDULE 13D
CUSIP No.740294103                           Page 3 of 10 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Private Equity Fund, L.P.
     F13-3916551
     MG Advisers, L.L.C.  F13-3916549
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER  See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 401,000 (includes 73,000 warrants)
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.0
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IV/IA
----------------------------------------------------------------








                    SCHEDULE 13D
CUSIP No.740294103                           Page 4 of 10 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Cayman Fund, L.P.
     98-0132442
     AWM Investment Company, Inc.  11-3086452
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS*  00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER  See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER See Marxe/Greenhouse
  REPORTING     ------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 159,000 (includes 42,500 warrants)
----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.0
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*
     IV/IA
----------------------------------------------------------------









                    SCHEDULE 13D
CUSIP No.740294103                           Page 5 of 10 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Technology Fund, L.P.
     13-3937585
     SST Advisers LLC   13-3937583
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER    See Marxe\Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe\Greenhouse

 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 231,400 (includes 91,400 warrants)
-----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       2.9
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IV/IA
----------------------------------------------------------------






                    SCHEDULE 13D
CUSIP No.740294103                           Page 6 of 10 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Austin W. Marxe
     David M. Greenhouse
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER        1,269,500
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER    1,269,500
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
      1,269,500 (includes   335,500 warrants)
-----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   15.7
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------








                                        Page 7 of 10 Pages

Item 1. Security and Issuer. This Schedule relates to the common stock and warrrants of Precision Optics Corporation ("Issuer"). The Issuer's principal executive offices are located at 22 East Broadway, Gardner, MA 01440-3338.

Item 2. Identity and Background. This Schedule is filed on behalf of (i) Special Situations Fund III, L.P., a Delaware limited partnership ("SSF III"); (ii) Special Situations Private Equity Fund, L.P., a Delaware limited partnership ("SSPE"); (iii) Special Situations Cayman Fund, L.P., a Cayman Islands limited partnership ("CAY"); (iv) Special Situation Technology Fund, L.P., a Delaware limited partnership ("SST");(v) MGP Advisers Limited Partnership , a Delaware limited partnership ("MGP"); (vi) MG Advisers. L.L.C., a New York limited liability company ("MG"); (vii) AWM Investment Company, Inc., a Delaware corporation ("AWM"); (viii) SST Advisers L.L.C., a Delaware limited liability company ("SSA"); (ix) Austin W. Marxe and (x) David Greenhouse. Each of the foregoing is hereinafter referred to, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons."

          The principal office and business address of the Reporting Persons, other than the Cayman Fund, is 153 East 53rd Street, 51st floor, New York, NY 10022. The principal office and business address of the Cayman Fund is c/o CIBC Bank and Trust Company (Cayman) Limited, CIBC Bank Building, P. O. Box 694, Grand Cayman, Cayman Islands, British West Indies.

          The principal business of SSF III, the Private Equity Fund, the Cayman Fund, and SST (individually, a "Fund" and, collectively, the "Funds") is to invest in equity and equity related securities. The principal business of MGP is to act as the general partner of and the investment adviser to SSF III. The principal business of MG is to act as general partner of and the investment adviser to the Private Equity Fund. The principal business of AWM is to act as the general partner of MGP and as the general partner of and the investment adviser to the Cayman Fund. The principal business of SSA is to act as the general partner of
          SST.   MGP, MG, AWM, and SST are referred to herein,
          individually, as an "Adviser" and, collectively, as the "Advisers." The principal occupation of Austin W. Marxe and David Greenhouse, both of whom are United States citizens, is to serve as officers, directors and members or principal shareholders of the Advisers.


                                        Page 8 of 10 Pages

          Neither any Fund, any Adviser, Austin W. Marxe nor David Greenhouse, during the last 5 years, has been convicted in any criminal proceeding or was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          Each Fund utilized available cash assets to purchase the Securities.

Item 4. Purpose of the Transaction. Each of the Reporting Persons has acquired and is holding the Securities solely for investment purposes and not with the purpose or the effect of changing or influencing control of the Issuer. Each Fund acquired the Securities in the ordinary course of business and is holding such Securities for the benefit of its third party investors.

Item 5. Interest in Securities of the Issuer. See pps. 2-6 of this Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by each Reporting Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

          During the past eighty (80) dayts, the following Funds effected the following transactions:

          SSF III - From March 1, 2000 through April 28, 2000, the Fund exercised warrants for an aggregate of 52,200 shares at an exercise price of $1.125 per share and sold 51,700 of those 52,200 shares in open market transactions at an average price of $29.36 per share.

          On April 27, 2000, the Fund sold 3,000 shares in an open market transaction at $10.86 per share.

          SSPE - From March 1, 2000 through April 28, 2000, the Fund exercised warrants for an aggregate of 208,500 shares at an exercise price of $1.125 per share and sold those 208,500 shares in open market transactions at an average price of $15.94 per share.

          On April 27, 2000, the Fund sold 1,000 shares in an open market transaction at $10.86 per share.



                                        Page 9 of 10 Pages

          CAY - From March 1, 2000 through April 28, 2000, the Fund exercised warrants for an aggregate of 17,100 at an exercise price of $1.125 per share and sold those 17,100 shares in open market transactions at an average price of $29.01 per share.

          On April 27, 2000, the Fund sold 1,000 shares in an open market transaction at $10.86 per share.

          SST - From March 1, 2000 through April 28, 2000, the Fund exercised warrants for an aggregate of 29,300 at an exercise price of $1.125 per share and sold those 29,300 shares in open market transactions at an average price of $32.47 per share.

          On April 27, 2000, the Fund sold 1,000 shares in an open market transaction at $10.86 per share.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. See Item 2 and Item 4 of this Schedule. Based on such Items. Messrs. Marxe and Greenhouse maintain sole voting power and sole dispositive power with respect to the Securities.


Item 7.   Material to be Filed as Exhibits.
          None


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 16, 2000

                    /s/ Austin W. Marxe
                    -----------------------------
                     Special Situations Fund III, L.P.
                    by: Austin W. Marxe, Managing Director


                    /s/ Austin W. Marxe
                    _________________________________
                    Special Situaitons Private Equity Fund, L.P.
                    by: Austin W. Marxe, Managing Director




                                   Page 10 of 10 Pages


                    /s/ Austin W. Marxe
                    _____________________________
                    Special Situations Cayman Fund,L.P.
                    by: Austin Marxe, Managing Director


                    /s/ Austin W. Marxe
                    _____________________________
                    Special Situations Technology Fund,L.P.
                    by: Austin Marxe, Managing Director


                    /s/ Austin W. Marxe
                    _____________________________
                    MGP Advisers Limited Partnership
                    by: Austin Marxe, President and CEO



                    /s/ Austin W. Marxe
                    _____________________________
                    MG Advisers, L.L.C.
                    by: Austin Marxe, President and CEO



                    /s/ Austin W. Marxe
                    _____________________________
                    AWM Investment Company, Inc.
                    by: Austin Marxe, President and CEO



                    /s/ Austin W. Marxe
                    _____________________________
                    SST Advisers, L.L.C.
                    by: Austin Marxe, President and CEO



                    /s/ Austin W. Marxe
                    _____________________________
                    Austin W. Marxe



                    /s/ David Greenhouse
                    _____________________________
                    David Greenhouse